Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
The St. Joe Company:

We consent to the incorporation by reference in the registration statements (No. 333-209264) on Form S-3 and (No. 333-211183) on Form S-8 of The St. Joe Company and subsidiaries (the Company) of our reports dated March 1, 2018, with respect to the consolidated balance sheets of the Company as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and financial statement schedules III and IV (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 10-K of the Company.
/s/ KPMG
Jacksonville, Florida
March 1, 2018
Certified Public Accountants